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                             August 28, 2020

       Christopher Bogart
       Chief Executive Officer
       Burford Capital Limited
       Regency Court, Glategny Esplanade
       St. Peter Port GY1 1WW
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted August
10, 2020
                                                            CIK No. 0001714174

       Dear Mr. Bogart:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F

       Risk Factors
       Our portfolio may be concentrated in cases likely to have correlated results, page 9

   1.                                                   We note your response
to our prior comment 1 and reissue. Please expand your
                                                        materiality analysis in
your response to us by telling us what percentage of your revenues are derived from the
law firm described in this risk factor.
       A significant portion of our fund assets under management are attributable to a fund with a single investors, page 11

   2. We note your response to our prior comment 2 and reissue. Please provide us with an
 Christopher Bogart
FirstName LastNameChristopher   Bogart
Burford Capital Limited
Comapany
August 28, NameBurford
           2020         Capital Limited
August
Page 2 28, 2020 Page 2
FirstName LastName
         analysis of why you believe the identity of the investor mentioned in this risk factor is not material to investors. We note, for instance, the disclosure at page 29 that the SWF contributes two-thirds of the capital to the BOF-C fund. Please file the agreement with the
         SWF or advise.
We are subject to the risk of being deemed an investment company, page 13

3. We note your response to our prior comment 4. Please expand on your response to our
         prior comment asking about your    investment company    status under
the Investment
         Company Act of 1940 (   1940 Act   ) as follows:
             Please explain whether you currently meet, or expect to meet, the definition of
                investment company    under (i) Section 3(a)(1)(A) or (ii)
Section 3(a)(1)(C) of the
             1940 Act. In your response, please provide detailed analysis, including your views as to whether each category of holdings described in your registration statement (in Item
             4(B)     Business Overview) will constitute    investment
securities    for purposes of the
             1940 Act.
             If the answer to either (i) or (ii) in the bulleted sentence above is yes, please explain whether you believe any exemption from the definition of investment company would apply to you. In your response, please provide detailed analysis, including discussion of any SEC staff no-action letters that you believe may be applicable.
Exclusive Forum; Fees, page 95

4. We note your response to our prior comment 23 and reissue in part. Please revise to state who would be allowed to recover under the fee shifting provision, such as only the company, or also directors, officers, or affiliates. In addition, please include a risk factor stating that the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.
Notes to the Consolidated Financial Statements
Note 2: Basis of preparation and principal accounting policies
Asset management income, page F-13

5. We acknowledge your response to prior comment 16. Please tell us how your stated
         policy associated with the variable consideration constraint complies with the guidance in paragraph 56 of IFRS 15. In this regard, you indicate, in part, that performance fees are recognized when it is highly unlikely that a significant revenue reversal will occur when the referenced guidance indicates that the threshold to apply is when it is highly probable that a significant revenue reversal will not occur. Paragraph BC211 of IFRS 15 indicates essentially that "highly probable" connotes a future event or events that are likely to occur; therefore, it appears that the likelihood of the event not occurring would be
         "unlikely" not "highly unlikely" and, by inference, that your variable consideration constraint is too restrictive. In your response, tell us whether you constrained variable consideration at December 31, 2019 and 2018 under the "highly unlikely" threshold that would have been recognized under the "likely" threshold.
 Christopher Bogart
Burford Capital Limited
August 28, 2020
Page 3
Note 21: Fair value of assets and liabilities, page F-42

6. We acknowledge your response to prior comment 20 and continue to believe that, as capital provision assets are your most significant asset, are Level 3 in the fair value hierarchy and result from your ordinary business activities, you must provide some incremental quantitative information underlying your significant unobservable inputs used to fair value these assets. As previously requested, please revise your filing to provide meaningful quantitative information about the significant unobservable inputs used in the fair value measurement of your capital provisions assets as required by paragraph 93(d) of
       IFRS 13. Otherwise, provide us a detailed analysis of your valuation process and your assessment of how your current disclosures meet the disclosure objectives of paragraph 91 of IFRS 13, considering that paragraph 92 requires additional disclosures if the required disclosures do not meet the disclosure objectives. In your response, at a minimum, tell us your consideration for disclosing quantitative information for each of the following potential inputs:
           the number of assets in each of the stages identified in the bullets on page F-17;
           the weighted-average probability of success assigned to assets in each of the stages in the preceding bullet;
           the weighted-average maximum estimated recovery amount for each of the stages in the first bullet above;
           ranges and weighted-averages of risk-adjusted probability factors;
and
           ranges and weighted-averages of discount rates or risk-adjusted discount rates used to reflect the time value of money.

       You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume, Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan
Block at (202) 551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Bogart
                                                           Division of
Corporation Finance
Comapany NameBurford Capital Limited
                                                           Office of Finance
August 28, 2020 Page 3
cc:       Andy Pitts, Esq.
FirstName LastName